EXHIBIT 1

Annexure A

MAHANAGAR TELEPHONE NIGAM LIMITED

( A Govt.of India Enterprise)
Regd. Office : Jeevan Bharti Building, Tower I, 12 th Floor, 124 Connaught Circus, New Delhi-110001

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 31/12/2008

						(Rs. in Million)
S.No.	Particulars	3 Months ended 31/12/2008	Corresponding 3 Months ended 31/12/2007 in the previous year	Year to date figures for Current period ended 31/12/2008	Year to date figures for previous year ended 31/12/2007	Previous accounting Year Ended 31/03/2008
		UNAUDITED	REVIEWED	UNAUDITED	REVIEWED	AUDITED
1	2	3	4	5	6	6

1	(a) Net Income from Operations	11,322.63	11,854.08	34,521.25	35,721.69	47,225.17
	(b) Other Operating Income	124.40	327.54	590.90	1,091.28	1,599.98
	Total Income	11,447.02	12,181.62	35,112.15	36,812.97	48,825.15
2	Expenditure
	a. Staff Cost	5,894.58	4,327.48	15,094.29	12,875.14	16,434.71
	b.Revenue Sharing	1,885.09	1,981.64	5,868.39	6,297.45	8,042.41
	c.Licence Fee & Spectrum Charges	1,204.66	1,231.77	3,509.02	3,543.23	4,569.81
	d.Admn./Operative Expenditure	2,245.37	2,524.61	6,683.22	7,067.26	10,867.49
	e.Depreciation	1,797.88	1,695.71	5,369.58	5,231.42	7,040.60
	f.Other Expenditure	-	-	-	-	-
	Total Expenditure	13,027.57	11,761.21	36,524.49	35,014.50	46,955.02
3	Profit from Operations before Other Income, Interest &
	Exceptional Items (1-2)	(1,580.54)	420.41	(1,412.35)	1,798.47	1,870.13
4	Other Income	2,597.50	1,042.78	5,241.10	2,629.91	4,474.18
5	Profit before Interest & Exceptional Items (3+4)	1,016.95	1,463.19	3,828.76	4,428.38	6,344.31
6	Interest	0.50	14.02	10.40	24.53	27.82
7	Profit after Interest but before Exceptional Items (5-6)	1,016.45	1,449.17	3,818.36	4,403.85	6,316.49
8	Exceptional Items	-	-	-	-	-
9	Profit (+)/Loss(-) from ordinary activitiesbefore tax (7+8)	1,016.45	1,449.17	3,818.36	4,403.85	6,316.49
10	Tax expense
	a. Provision for Taxation	665.37	421.06	2,241.50	2,003.54	3,587.94
	b. Provision for Deferred Tax	(233.11)	86.22	(1,049.70)	(473.73)	(1,339.63)

11	Net Profit (+)/Loss(-) from ordinary activities after tax (9-10)	584.19	941.89	2,626.56	2,874.04	4,068.18
12	Extraordinary Items /Period period Adj.(net of tax Expenses )	1.47	-	3.54	-	(1,800.73)
13	Net Profit (+)/Loss(-) for the period (11-12)	582.72	941.89	2,623.02	2,874.04	5,868.91
14	Paid up equity share capital (Face value of Rs.10/-each.)	6,300.00	6,300.00	6,300.00	6,300.00	6,300.00
15	Reserves Excluding Revaluation Reserve as per balance
	sheet of previous accounting year	-	-	-	-	113,650.65
16	Earning Per Share (EPS)
	(a) Basic and Diluted EPS before Extraodinary items for
	the period	0.92	1.50	4.16	4.56	9.32
	(b) Basic and Diluted EPS after Extraodinary items	0.92	1.50	4.16	4.56	9.32
17	Public Shareholding
	a) Number of shares	275,627,260	275,627,260	275,627,260	275,627,260	275,627,260
	b) Percentage of shareholding	43.75%	43.75%	43.75%	43.75%	43.75%

Notes:

1	The unaudited financial results have been reviewed by the Audit Committee and recommended to the Board and taken on record at the meeting of the Board of Directors of the Company held on 30.01.2009

2	During this quarter, as a result of merger of 50% of DA with basic pay, the total impact on staff cost is Rs. 1566.60 million, which includes Rs. 345 million as payment for 3 months of the third quarter and the arrears of Rs. 1221.60 million other allowances and retirement benefits.

3	During this quarter the interest income includes an amount of Rs. 1256.90 million towards Interest on Income Tax refund.

4	Previous period/year figures have been regrouped/ rearranged wherever necessary.

5	The status of investor complaints received and disposed off during this quarter ended on 31.12.08 is as under:

Complaints pending at the beginning of the quarter	-
Complaints received during this quarter	19
Complaints disposed off during this quarter	19
Complaints lying unresolved at the end of the quarter	-

Place: New Delhi Date : 30.01.2009	For and behalf of the Board R.S.P.Sinha Chairman & Managing Director

UNAUDITED SEGMENT WISE REVENUE , RESULTS AND CAPITAL EMPLOYED FOR THE THREE MONTHS ENDED ON 31/12/2008

						(Rs. in Million)
S.NO.	Particulars	3 Months ended 31/12/2008	Corresponding 3 Months ended 31/12/2007 in the previous year	Year to date figures for Current period ended 31/12/2008	Year to date figures for previous year ended 31/12/2007	Previous accounting year ended 31/3/2008
		UNAUDITED	REVIEWED	UNAUDITED	REVIEWED	AUDITED
1	2	3	4	5	6	7

1.	Segment Revenue
	a. Basic Services	10,032.87	9,838.71	28,197.21	29,835.16	39,959.21
	b. Cellular	2,124.17	2,250.95	6,376.62	6,603.00	8,821.91
	c. Unallocated	-	-	-	-	-

	Total	12,157.04	12,089.66	34,573.83	36,438.16	48,781.12

	Less: Inter Segment Revenue	834.41	235.58	52.59	716.47	1,555.93

	Net Income From Operations	11,322.63	11,854.08	34,521.25	35,721.69	47,225.19

2.	Segment Results (Profit (+)/ Loss (-) before
	tax and interest from each segment)
	a. Basic Services	251.82	257.18	360.23	716.21	2,581.86
	b. Cellular	293.64	684.33	1,475.59	2,113.42	2,327.10
	c. Unallocated	471.50	521.68	1,992.94	1,598.74	1,435.35

	Total	1,016.95	1,463.19	3,828.76	4,428.37	6,344.31
	Less: (i) Interest	0.50	14.02	10.40	24.53	27.82

	Total Profit before tax	1,016.45	1,449.17	3,818.36	4,403.84	6,316.49

3.	Capital Employed
	(Segment Assets - Segment Liabilities)
	a. Basic Services	36,749.30	41,930.83	36,749.30	41,930.83	41,716.47
	b. Cellular	5,854.55	5,235.97	5,854.55	5,235.97	5,832.09
	c. Unallocated	81,749.78	75,923.56	81,749.78	75,923.56	70,810.39

	Total	124,353.62	123,090.37	124,353.62	123,090.37	118,358.95